UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE EXCHANGE ACT OF 1934

OCZ Technology Group, Inc.

File No. 1-34650 - CF#30112

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OCZ Technology Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 16, 2013.

Based on representations by OCZ Technology Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through August 22, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary